Exxon Mobil Corporation

Patrick T. Mulva

5959 Las Colinas Boulevard

Vice President and Controller

Irving, TX 75039-2298

972 444 1202 Telephone

972 444 1221 Facsimile

ExxonMobil

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

EXXON MOBIL CORPORATION

January 11, 2012

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:

Exxon Mobil Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 25, 2011; amended February 28, 2011

Response letter dated August 25, 2011

File No. 1-02256

Dear Mr. Schwall:

On behalf of Exxon Mobil Corporation, please find enclosed our response to your comments regarding the above filing set forth in your letter of December 7, 2011.

We also acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you desire clarification of our responses, please direct any questions to Mr. Stephen Littleton at 972-444-1290.

Sincerely,

By:

/s/ Patrick T. Mulva

-----------------------------------------------

Name:

Patrick T. Mulva

Title:

Vice President and Controller

Enclosure

c:

Mark Wojciechowski

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

ExxonMobil’s Response to the

Comments Included in the SEC Letter of December 7, 2011

Form 10-K for Fiscal Year Ended December 31, 2010

Properties, page 6

Disclosure of Reserves, page 6

1.

Your response to prior comment number six from our letter dated July 5, 2011 indicates that you are prohibited from disclosing reserves in the State of Qatar and in Angola.  Explain to us the specific nature and details of these prohibitions.  As part of your response, tell us whether the prohibitions are contractual or statutory, and whether they apply only to you or to other oil and gas companies as well.

On December 23, 2009, the Ministry of Energy & Industry for the State of Qatar issued a directive prohibiting the disclosure of commercially sensitive information in relation to our activities in Qatar, including reserves.  The directive was addressed specifically to ExxonMobil’s affiliate in Qatar.  However, through publicly available information, we understand other SEC registrants engaged in the oil and gas business in Qatar received similar directives.

In Angola, public dispatches issued under the Constitutional Law generally prohibit companies in the oil and gas sector from disclosing information concerning their activities in Angola without prior formal authorization from the Minister of Petroleum.

Additional information concerning disclosure restrictions in Qatar and Angola, including copies of relevant documents, is included in the letter submitted by ExxonMobil on March 15, 2011, providing comments on the proposed rulemaking in Release No. 34-63549 (File No. S7-42-10):  http://www.sec.gov/comments/s7-42-10/s74210-73.pdf.

2.

Your response to prior comment number six indicates that you have not disclosed reserves in countries with 15% or more of your reserves where disclosure of the reserves associated with an individual field would occur.  For those cases, explain to us whether the governments of those countries prohibit disclosure of reserves in a particular field.  If disclosure in a particular field is not prohibited, explain your basis for not providing the disclosure.  As part of your response, explain how your disclosure is consistent with Instruction 4 to Item 1202(a)(2) of Regulation S-K.

[Confidential information omitted; XOM-001]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

In our prior response to comment number six in the staff’s letter dated July 5, 2011, we also omitted reserve figures for Angola due to legal restrictions prohibiting disclosure of reserves in that country.  Additionally, we omitted reserve figures for the other individual countries in Africa and Asia because including those figures would allow our reserves in Angola and Qatar, respectively, to be calculated by subtraction and would therefore violate our legal obligations in those two countries.  See response to Question 1 above.

Review of Principal Ongoing Activities, page 16

Iraq, page 18

3.

Your response to prior comment 10 explains that for determination of contractor entitlement you use an oil price based on the prevailing Iraq export market price.  Please tell us how the prevailing Iraq export market price is determined, and clarify if such price is based on and moves in tandem with established benchmark prices (i.e. dated Brent or WTI).

For purposes of determining contractor entitlements, our contract in Iraq references an “Export Oil Price” defined as the State Oil Marketing Organization (the Iraqi government entity responsible for marketing Iraq’s oil - “SOMO”) official selling price for the relevant month, quality, delivery point and final destination.  It further references SOMO’s standard oil sales agreements.  Those agreements reference published indices:  Argus Sour Crude Index (ASCI) for North and South American markets, Brent for European and South African markets, and an average of Oman and Dubai for the Far East market.

4.

We note your responses to prior comments 10 and 11.  Please tell us what consideration you have given to providing disclosure in your periodic reports similar to that provided in your response.

Our proved reserves in Iraq currently represent significantly less than 1% of our total worldwide proved reserves.  Accordingly, additional specific details concerning contract terms in Iraq would not be material to investors in ExxonMobil stock.  However, in response to your comment, in future filings we will revise our Summary of Acreage Terms for Iraq (page 25 of the 2010 Annual Report on Form 10-K) to include substantially the following additional sentence:

“The contract provides for cost recovery plus per barrel fees for incremental production above specified levels.”

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

Financial Statements, page 62

Notes to Consolidated Financial Statements, page 69

Note 15 Litigation and Other Contingencies, page 87

Litigation, page 87

5.

We note your response to prior comment 13.  Please revise your disclosure in future filings to clearly explain the meaning of the term significant as used in this context.

In response to your comment, in future filings we will revise our disclosure on Note 15 - Litigation and Other Contingencies to include substantially the following additional sentence:

“For purposes of our litigation contingency disclosures, ‘significant’ includes material matters as well as other items which management believes should be disclosed.”

Supplemental Information on Oil and Gas Exploration and Production Activities, page 103

Oil and Gas Reserves, page 107

6.

Your response to prior comment 15 indicates that total natural gas liquids proved reserves were 1,341 million barrels as of December 31, 2010.  We note that this represents approximately 11.5% of total proved liquids reserves as of December 31, 2010, and that the crude oil quantities that you have disclosed are approximately 17.7% higher than you would have reported had natural gas liquids been reported separately.  Based on this, we believe quantities attributable to natural gas liquids are significant and should be reported separately.  In future filings, please revise your disclosure under this section and in the table on page six accordingly.

While we do not agree that our natural gas liquid proved reserves are “significant” within the meaning of FASB ASC Paragraph 932-235-50-4, in future filings we will expand our disclosure to breakout total NGL proved reserves and reserve subtotals as follows:

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Expand footnote (1) to the Summary of Oil and Gas Reserves table on page six to disclose total NGL proved reserves, total NGL proved developed reserves and total NGL proved undeveloped reserves attributable to consolidated subsidiaries and equity companies.

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Add a footnote to the proved reserves disclosure on pages 108-110 to disclose total NGL proved reserves, total NGL proved developed reserves and total NGL proved undeveloped reserves attributable to consolidated subsidiaries and equity companies, at the end of each period.